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        Filed by Qwest Communications International Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

        Subject Company: MCI, Inc.
Commission File No.: 001-10415

        On March 28, 2005, Qwest Communications International Inc. ("Qwest" or the "Company" or "we" or "us" or "our") transmitted the following letter to the Board of Directors of MCI, Inc. ("MCI").

Richard C. Notebaert Chairman & Chief Executive Officer Qwest Communications International Inc.
1801 California Street Denver, Colorado 80202
303 992 1410 303 296 4097 fax

March 28, 2005

The Board of Directors
MCI, Inc.
Attention: Chairman, Board of Directors
22001 Loudoun County Parkway
Ashburn, VA 20147

Dear Mr. Katzenbach:

        On March 16, 2005, we presented to the MCI Board of Directors a stock and cash merger agreement with MCI valued at $26.00 per MCI share, after inclusion of MCI's March 16 dividend payment of $0.40 per share. Our proposal is summarized on Exhibit A. We explained our vision for a combined Qwest/MCI, detailed our specific analysis of the synergies that we believe can be achieved in this combination and outlined the superior value and value creation potential of a Qwest/MCI merger as compared to the Verizon offer.

        We also discussed our belief that regulatory approval would be obtained more quickly for a Qwest/MCI combination than a Verizon/MCI merger. Importantly, we also set forth our conviction that MCI's legacy of bringing competition and consumer choice to our industry would be continued in a Qwest/MCI combination as compared to its acquisition by Verizon.

        Finally, we set forth our belief that the trading prices of MCI stock and the statements of various MCI stockholders clearly indicated that many MCI stockholders have found our proposal superior to the Verizon offer.

        Following this presentation on March 23, MCI took action to permit our discussion to continue. Since then we have exchanged further information and negotiated a revised merger agreement that has been furnished to your counsel, which we are prepared to execute. We also had considerable review and discussion of our financing plan and the nature of the commitments from our lenders. Over the holiday weekend we have strengthened these commitments in significant respects in response to the MCI Board's requests made through its advisors on Friday and, to provide additional assurances, have increased our committed financing by $500 million to $5.75 billion. We believe there is agreement that our financing plans are reasonable and backed by strong commitments.

        We are, therefore, pleased to submit our offer to you. We are confident that you will find it a Superior Proposal within the meaning of your agreement with Verizon and we request that you take the steps necessary under that agreement to enable you to execute our merger agreement.

        Since both of us recognize the importance of reaching a decision promptly, we think it is reasonable to inform you that if we have not executed an agreement on or before midnight, April 5, 2005, our offer will be withdrawn.

        We look forward to creating value for both our stockholders in a Qwest/MCI merger.

Sincerely yours,

/s/  RICHARD C. NOTEBAERT

Richard C. Notebaert
Chairman and Chief Executive Officer

cc:
Mr. Larry Grafstein
Lazard Freres & Co.
Mr. Phillip Mills
Davis Polk & Wardwell

Exhibit A

Economic Terms

Consideration:	Qwest common stock and cash to MCI stockholders
Value:	Offer Value: $26.00 per share consideration to MCI stockholders (after inclusion of MCI's March 16 dividend payment of $.40 per share)
Offer consists of:
(i) $10.10 (net of MCI's March 16 dividend payment of $.40 per share) in cash; and
(ii)
$15.50 of Qwest common stock ("Stock Consideration") based on an exchange ratio of 3.735 Qwest shares per MCI share, subject to the Value Protection Mechanism described in "Value Protection Mechanism Regarding Qwest Stock Component" below.
The value of the Stock Consideration is based on a Qwest stock price of $4.15.
In addition, please refer to "Example of Overall Potential Value to MCI Stockholders."
Pro forma ownership split of approximately 40.0% MCI/60.0% Qwest, subject to the Value Protection Mechanism.

Value Protection Mechanism Regarding Qwest Stock Component:
In the event that the average trading price for Qwest common stock during a period of 20 trading days prior to the closing of the transaction (the "Qwest Share Price") does not equal $4.15 per share, then the exchange ratio shall be adjusted as follows:
•
If the Qwest Share Price is between and inclusive of $3.74 and $4.14, then the exchange ratio shall be adjusted upward to deliver value of $15.50 in Stock Consideration to MCI stockholders. However, Qwest may at its option deliver all or a portion of this value protection in cash in lieu of common stock.
	•	If the Qwest Share Price is between and inclusive of $4.16 and $4.57, then the exchange ratio shall be adjusted downward to deliver value of $15.50 in Stock Consideration, to MCI stockholders.
•
If the Qwest Share Price is below $3.74, then the exchange ratio shall be 4.144. However, Qwest may at its option deliver all or a portion of this value protection in cash in lieu of Qwest common stock, provided that the exchange ratio will under no circumstances be less than 3.735.
	•	If the Qwest Share Price is above $4.57, then the exchange ratio shall be 3.392.
As a result of this Value Protection Mechanism, the value of the Stock Consideration is protected against a decline of up to 10% in the stock price of Qwest.
Cash Consideration:
Approximately $5.60 (net of the dividend of $.40 per share paid on March 16) of the $10.10 cash consideration will be paid as a special dividend to be declared and paid as soon as practicable following MCI stockholder approval of the transaction. The $5.60 special dividend has been reduced by the $0.40 per share cash dividend approved by the MCI Board of Directors on February 11, 2005 and paid on March 16, 2005 and would be reduced further by the amount of any dividends to be declared by MCI during the period from today to the consummation of the merger (subject to any limitations imposed by MCI debt covenants).
Specified Included Liabilities:	The cash and stock consideration outlined herein will be subject to adjustment with respect to the specified included liabilities on substantially the same terms as provided in the Verizon agreement.
Example of Overall Potential Value to MCI Stockholders:	For clarity, given the above and assuming a December 31, 2005 closing, each MCI stockholder would receive between signing and closing:
	•	Approximately $5.60 in cash in quarterly and special dividends;
	•	Approximately $4.50 in cash at closing; and
	•	3.735 Qwest shares in Stock Consideration at closing subject to the Value Protection Mechanism.
•
Assuming MCI stockholders own 40% or more of the combined company, they would also likely realize approximately $18 per share of value from synergies—yielding a total value to MCI stockholders in a merger with Qwest in excess of $40 per share.

Additional Information

        This material is not a substitute for the prospectus/proxy statement Qwest and MCI would file with the Securities and Exchange Commission if a negotiated agreement with MCI is reached. Investors are urged to read any such prospectus/proxy statement, when available, which would contain important information, including detailed risk factors. The prospectus/proxy statement would be, and other documents filed by Qwest and MCI with the Securities and Exchange Commission are, available free of charge at the SEC's website (www.sec.gov) or by directing a request to Qwest, 1801 California Street, Denver, Colorado, 80202 Attn: Investor Relations; or by directing a request to MCI, 22001 Loudoun County Parkway, Ashburn, Virginia 20147 Attention: Investor Relations.

        Qwest is not currently engaged in a solicitation of proxies or consents from its stockholders or from the stockholders of MCI in connection with Qwest's proposed acquisition of MCI. If a proxy or consent solicitation commences, Qwest, MCI, and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation. Information about Qwest's directors and executive officers is available in Qwest's proxy statement for its 2004 annual meeting of stockholders, dated April 13, 2004. Information about MCI's directors and executive officers is available in MCI's annual report on Form 10-K for the year ended December 31, 2003. Additional information about the interests of potential participants will be included in the prospectus/proxy statement Qwest and MCI would file if a negotiated agreement with MCI is reached.

Forward Looking Statements Warning

        This filing may contain projections and other forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by us with the Securities and Exchange Commission, specifically the most recent reports which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including but not limited to: access line losses due to increased competition, including from technology substitution of our access lines with wireless and cable alternatives; our substantial indebtedness, and our inability to complete any efforts to de-lever our balance sheet through asset sales or other transactions; any adverse outcome of the current investigation by the U.S. Attorney's office in Denver into certain matters relating to us; adverse results of increased review and scrutiny by regulatory authorities, media and others (including any internal analyses) of financial reporting issues and practices or otherwise; rapid and significant changes in technology and markets; any adverse developments in commercial disputes or legal proceedings, including any adverse outcome of current or future legal proceedings related to matters that are the subject of governmental investigations, and, to the extent not covered by insurance, if any, our inability to satisfy any resulting obligations from funds available to us, if any; potential fluctuations in quarterly results; volatility of our stock price; intense competition in the markets in which we compete including the likelihood of certain of our competitors emerging from bankruptcy court protection, consolidating with others or otherwise reorganizing their capital structure to more effectively compete against us; changes in demand for our products and services; acceleration of the deployment of advanced new services, such as broadband data, wireless and video services, which could require substantial expenditure of financial and other resources in excess of contemplated levels; higher than anticipated employee levels, capital expenditures and operating expenses; adverse changes in the regulatory or legislative environment affecting our business; changes in the outcome of future events from the assumed outcome included in our significant accounting policies; our ability to utilize net operating losses in projected amounts; and our inability to provide any assurance as to whether we will be successful in our effort to acquire MCI, whether in the event of an acquisition we realize synergies in the amounts, at the times and at the related costs projected and whether regulatory approvals will be received within the timeframe projected and that such approvals will not be materially adverse to the projected operations of the combined company following the merger.

        The information contained in this filing is a statement of Qwest's present intention, belief or expectation and is based upon, among other things, the existing regulatory environment, industry conditions, market conditions and prices, the economy in general and Qwest's assumptions. Qwest may change its intention, belief or expectation, at any time and without notice, based upon any changes in such factors, in Qwest's assumptions or otherwise. The cautionary statements contained or referred to in this filing should be considered in connection with any subsequent written or oral forward-looking statements that Qwest or persons acting on its behalf may issue. This filing may include analysts' estimates and other information prepared by third parties for which Qwest assumes no responsibility.

        Qwest undertakes no obligation to review or confirm analysts' expectations or estimates or to release publicly any revisions to any forward-looking statements and other statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

        By including any information in this filing, Qwest does not necessarily acknowledge that disclosure of such information is required by applicable law or that the information is material.

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